

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Matthew Grant
Managing Director, General Counsel
Bridge Investment Group Holdings Inc.
111 East Sego Lily Drive, Suite 400
Salt Lake City, UT 84070

>   **Re: Bridge Investment Group Holdings Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 16, 2021**
>   **CIK No. 0001854401**

Dear Mr. Grant:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted April 16, 2021

Prospectus Summary, page 1

1.   Please add a new subsection describing the interests of insiders in the various organizational transactions and in this offering, including the $75 million pre-offering distribution to members of the Operating Company, including the Original Equity Owners, and the related party agreements. Please also state clearly that the Original Equity Holders, including directors and executive officers, will receive a substantial cash payment from the proceeds of this offering in connection with the sale of a portion of their LLC Interests to the Company and quantify that aggregate amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 83

2.   Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

Fee-Earning AUM, page 90

3.   Please revise your rollforward of total fee-earning AUM to separately present changes due to market appreciation (depreciation), similar to that provided in your rollforward of AUM, or provide an explanation as to why this information is not included in the rollforward.

Non-GAAP Financial Measures, page 97

4.   Please revise your disclosure surrounding the reconciliation of your Net Income to Total Fee Related Earnings to explain how you determine the reconciling line item for Net interest (income)/expense and realized (gain)/loss or clarify the comparable line item(s) presented on the combined statements of operations on page F-7.

5.   Please revise your disclosure surrounding the reconciliation of Fee Related Revenues to reconcile, or explain the difference between, Net earnings from Bridge property operators included in the reconciliation to the comparable line item(s) on the combined statements of operations on page F-7. Please also clarify why you believe this non-GAAP measure provides useful information to investors.

6.   Please revise your disclosure surrounding the reconciliation of Fee Related Expenses to quantify each of the individual reconciling items identified in the description of Fee Related Expenses on page 98, detailing how they correlate to the reconciliation on page 99, which includes only two line items: Cash-based employee compensation and benefits; and Net administrative expenses. To the extent these expenses are recognized in multiple line items on the face of the income statement, please consider disaggregating and distinguishing the adjustment into those multiple components in the related non-GAAP reconciliation. Please also clarify why you believe this non-GAAP measure provides useful information to investors.

Executive Compensation
Narrative to Summary Compensation Table
Annual Incentive Compensation, page 143

7.   Please expand your disclosure to clarify the specific impacts of COVID-19 on individual performance, the performance of the Operating Company or otherwise that resulted in the mid-year 2020 performance-based cash bonus payments being paid at 75% of target rather than the usual 100% of target level.

General

8.   Please provide us with copies of all written Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Jessica Livingston at (202) 551-3448 to discuss how to submit the materials, if any, to us for our review.

   You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance